6620 West Broad Street Richmond, VA 23230 www.genworth.com

September 8, 2010

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated August 9, 2010 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth,” “we” or “our”), setting forth the Staff’s comments on the above-referenced documents (the “Comment Letter”). We are submitting this letter in response to the Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis

Business trends and conditions

Trends and conditions affecting our segments

U.S. Mortgage Insurance, page 91

1.	Refer to your response to prior comment one. Please tell us why it is appropriate under GAAP to reduce/increase your loss reserves by estimating rescissions/reinstatements. Please reference the authoritative accounting guidance upon which you relied. In addition, revise your disclosure to describe the methods you used to determine your estimate of rescission and reinstatements as your disclosure that it is “based on actual experience” is vague.

Mr. Jim B. Rosenberg

September 8, 2010

Consistent with mortgage insurance industry practice, we record our estimate for claims related to our U.S. mortgage insurance business under ASU 450, Contingencies, specifically ASU 450-20-25, as the claims are probable and can be reasonably estimated. Our estimates of U.S. mortgage insurance reserves for losses are for the ultimate cost of unpaid claims, including estimates of the cost of claims incurred but not reported (“IBNR”) and are accrued when insured events occur. Our estimates for unpaid claims are based on an incurred claims model for similar transactions, consistent with ASU 944, Financial Services – Insurance, specifically 944-40-25, whereby the liabilities for estimated claims and claim adjustment expenses are accrued when an insured event occurs, i.e., the “triggering event.” We define the triggering event as the date the underlying insured loan goes into default and is classified as delinquent. In addition to the referenced U.S. GAAP guidance, we also consider AICPA Audit and Accounting Guide – Property and Liability Insurance Companies, Chapter 4, which sets forth acceptable reserving methodologies to estimate loss reserves. Factors considered in establishing loss reserves include: (i) claim frequency patterns (including the effect of rescissions and reinstatements on such claim patterns), (ii) the aged category of the delinquency (i.e., age and progression of delinquency to claim), and (iii) loan coverage percentage. In addition, prevailing economic, social, legal and regulatory trends and their anticipated future developments are also considered in establishing the ultimate cost of a claim. As part of management’s best estimate of the ultimate cost of a claim loss, we factor in the impact of rescissions and reinstatements on those estimates because such actions have an impact on the ultimate claim frequency rate. Under our master policies, we have the legal right to cancel coverage where there is material noncompliance. Our practice is to investigate delinquent loan files for evidence of noncompliance before the underlying delinquent loan goes into a claim status. Once the investigation is complete and the decision to rescind coverage is made based on noncompliance, our practice is to rescind coverage ab initio on the underlying loan certificate, which means the coverage on the underlying loan certificate was rescinded as if such coverage never existed. Accordingly, we do not pay claims on insured loan certificates for which coverage has been rescinded and our loss reserve estimate is revised accordingly. If it is determined that coverage should be reinstated, we would then adjust our estimate at that point for the liability in connection with the estimated claim associated with the reinstated coverage.

We will also modify our disclosures (underline indicates additions) in Critical Accounting Estimates to clarify the impact of rescissions and reinstatements on our reserve estimates in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

… Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions developed based on past experience and our expectation of future development. These assumptions include claim rates for loans in default, the average amount paid for loans that result in a claim and an estimate of the number of loans in our delinquency inventory that will be rescinded based on the effects that rescission actions have had on our

Mr. Jim B. Rosenberg

September 8, 2010

historical claim frequency rates, including an estimate for reinstatement of previously rescinded coverage. Each of these assumptions is established by management based on historical and expected experience. We have established processes and have contractual rights to ensure we receive timely information from loan servicers to aid us in the establishment of our estimates. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP, loss reserves are not established for future claims on insured loans that are not currently in default.

Management reviews quarterly the loss reserves for adequacy, and if indicated, updates the assumptions used for estimating and calculating such reserves based on actual experience and our historical frequency of claim and severity of loss rates that are applied to the current population of delinquencies. Factors considered in establishing loss reserves include claim frequency patterns (reflecting the effects of rescissions and reinstatements on such claim patterns), the aged category of the delinquency (i.e., age and progression of delinquency to claim) and loan coverage percentage. The establishment of our mortgage insurance loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Our estimates are also affected by the extent of fraud and misrepresentation that we uncover in the loans that we have insured and the coverage upon which we have consequently rescinded or may rescind going forward.

In considering the potential sensitivity of the factors underlying management’s best estimate of our U.S. and international mortgage insurance reserves for losses, it is possible that even a relatively small change in estimated claim rate (“frequency”) or a relatively small percentage change in estimated claim amount (“severity”) could have a significant impact on reserves and, correspondingly, on results of operations. Based on our actual experience during 2009, a reasonably likely quarterly change could be a $1,000 change in the average severity reserve factor combined with a 1% change in the average frequency reserve factor, which would change the gross reserve amount by approximately $107 million and approximately $29 million for our U.S. and international mortgage insurance businesses, respectively. As these sensitivities are based on our 2009 experience, given the high level of uncertainty in the economic environment, there is a reasonable likelihood that these changes in assumptions could occur in the near term. Adjustments to our reserve estimates are reflected in the consolidated financial statements in the years in which the adjustments are made.

Mr. Jim B. Rosenberg

September 8, 2010

2.	Refer to your response to prior comment two. Your response indicates that your reserve methodology includes a component related to premium refunds. Please address our prior comment, and tell us why this presentation is appropriate as opposed to recording the premium refund estimate as a reduction to revenue and reference the authoritative accounting guidance upon which you relied.

In accordance with ASU 450, Contingencies, and taking into consideration AICPA Audit and Accounting Guide – Property and Liability Insurance Companies, Chapter 4, we believe it is appropriate to include an estimate for premium refunds as part of our claims reserve as that is part of the ultimate cost of claim amount. As discussed in the response above to comment one, management’s best estimate of the ultimate cost of a claim loss includes the impact of rescissions and reinstatements, including an estimate for premium refunds, on those rescissions we predicted going forward because such actions have an impact on the ultimate claim frequency rate. In addition, the estimate for premium refunds has not had a material impact on our U.S. mortgage insurance business’s revenues and estimated loss reserves. For the year ended December 31, 2009, while at the peak of our rescission activity, our estimate for premium refunds was approximately 6% of our U.S. mortgage insurance business’s total revenues and approximately 2% of total loss reserves as of December 31, 2009. For the six-months ended June 30, 2010, our estimated premium refunds represented approximately 4% of our U.S. mortgage insurance business’s total revenues and less than 1% of total loss reserves as of June 30, 2010.

As stated previously, when a rescission is effected, the actual premium refund is recorded against premium revenue. This aligns with applicable premium tax regulations whereby premium taxes are adjusted when the actual premium refund is made to the customer.

3.	Refer to your response to prior comment two. It appears that you have entered into two separate arbitration settlements based on your previous response and your disclosure in Note 25. Please revise your proposed disclosure related to the change in the current and prior year policy and contract claims liability for the U.S. mortgage insurance business to also address the change in estimate related to your arbitration settlement in January 2010.

The settlement reached in January 2010 was not a result of arbitration but was instead a negotiated termination agreement with a counterparty that was effective January 1, 2010. The entire financial impact of the negotiated termination agreement had been provided for fully within our U.S. mortgage insurance business’s loss reserves as of December 31, 2009. Therefore, we did not adjust our 2009 reserve estimate for the impact of the terms and conditions of the termination agreement reached in January 2010 and there was no difference in the amount reserved for as of December 31, 2009, as well as the ultimate termination amount reached in January 2010. Additionally, as disclosed in our Form 10-Q for the quarter ended June 30, 2010, we reached a second termination agreement with that same counterparty in the second quarter of 2010. Again, prior to the termination agreement the entire financial impact of the negotiated agreement had been provided for fully within our U.S. mortgage insurance business’s loss reserves as of June 30, 2010, and there was no adjustment to our loss reserve estimate for the impact of the second termination agreement as of June 30, 2010.

Mr. Jim B. Rosenberg

September 8, 2010

We will also include the following disclosure related to these termination agreements in our policy and contract claims footnote in our Annual Report on Form 10-K for the year ending December 31, 2010:

Our policy and contract claims liability related to our U.S. mortgage insurance business also included termination agreements with a counterparty related to our GSE Alt-A business in 2010 of $9 million, consisting of net paid claims of $203 million and a decrease in loss reserves of $212 million which were included in the current year incurred and paid claims in the chart above.

*    *    *    *    *

Mr. Jim B. Rosenberg

September 8, 2010

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:	Staci Shannon, Staff Accountant, U.S. Securities and Exchange Commission
Joel Parker, Branch Chief, U.S. Securities and Exchange Commission
Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.